March 13, 2012	Nathan D. Briggs
T +1 202 626 3909
F +1 202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Min S. Oh, Esq.

Re:	Met Investors Series Trust, on behalf of the Lord Abbett Mid Cap Value Portfolio
Registration Statement on Form N-14 (File No. 333-179242)

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided orally by Mr. Min S. Oh on February 24, 2012 regarding the Registration Statement of Met Investors Series Trust (the “Trust”) filed on Form N-14 on January 30, 2012 (File No. 333-179242) (the “Registration Statement”) relating to the proposed acquisition of the assets and liabilities of the Lord Abbett Mid Cap Value Portfolio (formerly, the Neuberger Berman Mid Cap Value Portfolio) (the “Acquired Portfolio”), a series of Metropolitan Series Fund, Inc. (the “Fund”), by the Lord Abbett Mid Cap Value Portfolio (the “Acquiring Portfolio” and, together with the Acquired Portfolio, the “Portfolios”), a series of the Trust, in exchange for shares of the Acquiring Portfolio and the distribution of such shares to the shareholders of the Acquired Portfolio in complete liquidation of the Acquired Portfolio (the “Reorganization”).

The following sets forth the Trust’s responses to the Staff’s comments.

1.

Comment: Please ensure that any filing that is incorporated by reference in the Registration Statement includes such filing’s file number. In addition, please indicate whether the Acquiring Portfolio’s prospectus is incorporated by reference into the Registration Statement, as suggested by the statement that the “Summary of the Reorganization” section in the Prospectus/Proxy Statement “is qualified in its entirety by reference to the information contained elsewhere in [the] Prospectus/Proxy Statement, the Reorganization SAI, the Prospectuses and Statements of Additional Information relating to the Portfolios, the financial statements contained in the Portfolios’ annual reports, and the Plan.”

Response: The filing number for each document or filing incorporated by reference in the Registration Statement has been added. The information about the Acquiring Portfolio required by Item 5(a) of Form N-14 is included in Appendix B to the Prospectus/Proxy Statement. Accordingly, the Acquiring Portfolio’s prospectus has not been incorporated by reference into the Registration Statement.

2.	Comment: Please describe supplementally the timing and process of the Acquired Portfolio’s name change from Neuberger Berman Mid Cap Value Portfolio to Lord Abbett Mid Cap Value Portfolio and confirm that the correct name of the Acquired Portfolio is used throughout the Registration Statement.

Response: At a meeting of the Board of Directors of the Fund held on January 11, 2012, the Directors approved a new subadvisory agreement (the “Subadvisory Agreement”) between MetLife Advisers, LLC (“MLA”), the Acquired Portfolio’s investment adviser, and Lord, Abbett & Co. LLC (“Lord Abbett”) with respect to the Acquired Portfolio, which took effect as of January 12, 2012. In connection with the subadviser change, effective January 12, 2012, the name of the Acquired Portfolio changed from the Neuberger Berman Mid Cap Value Portfolio to the Lord Abbett Mid Cap Value Portfolio.

The Trust has confirmed that the correct name of the Acquired Portfolio is used throughout the Registration Statement.

3.	(a) Comment: Pursuant to Item 3(a) of Form N-14 and Item 3, Instruction 3(e) of Form N-1A, please confirm that the advisory fee waiver arrangements described in Question 6 of the Prospectus/Proxy Statement are not reflected in the “Annual Portfolio Operating Expenses” table and revise any related disclosure. In addition, if necessary, please revise the performance information and related disclosure in Question 8 of the Prospectus/Proxy Statement to discount such fee waiver arrangements.

Response: Subsequent to the initial filing of the Registration Statement, the Board of Trustees of the Trust and the Board of Directors of the Fund approved the extension of the fee waiver arrangements through April 30, 2013 for the Acquiring Portfolio and the Acquired Portfolio, respectively. The disclosure has been revised to reflect the extension of those arrangements and other information regarding the arrangements.

(b) Comment: Please revise the expense example in Question 6 of the Prospectus/Proxy Statement to discount the fee wavier arrangements discussed above in Comment 3(a).

Response: Please refer to the response to Comment 3(a) above.

(c)(i) Comment: In Question 7 of the Prospectus/Proxy Statement regarding the Portfolios’ investment objectives and principal investment strategies, please revise the disclosure regarding the Portfolios’ principal investment strategies to clarify that the Acquired Portfolio had a principal investment strategy to invest at least 80% of its assets in equity securities of mid-capitalization companies prior to the change in the Acquired Portfolio’s subadviser.

Response: The disclosure in Question 7 has been revised to clarify that the Portfolios’ principal investment strategies are identical, except for the formulation of the Portfolios’ 80% investment policies, and that the Acquired Portfolio’s 80% investment policy was in place prior to the change in the Acquired Portfolio’s subadviser.

(c)(ii) Comment: In Question 7 of the Prospectus/Proxy Statement regarding the Portfolios’ investment objectives and principal investment strategies, please revise the bullet-point list of principal investment strategies to clarify that the Portfolios do not have the same principal investment strategies, based on the disclosure in the Acquired Portfolio’s May 2011 prospectus. For example, the Acquired Portfolio has a principal investment strategy that allows that Portfolio to invest in derivatives, whereas the Acquiring Portfolio has no such principal investment strategy.

Response: In connection with the Acquired Portfolio’s subadviser change (see Comment 2 above), the Board of Directors of the Fund approved certain changes to the Acquired Portfolio’s principal investment strategies so that they would be substantially similar to the Acquiring Portfolio’s principal investment strategies, including with respect to the Portfolios’ use of derivatives. These changes went into effect on January 12, 2012 and are reflected in a supplement to the Acquired Portfolio’s prospectus filed with the SEC on January 12, 2012 (File No. 002-80751; Acc. No. 0001193125-12-010585). Accordingly, no changes to the disclosure have been made in response to this Comment.

(d) Comment: In Question 9 of the Prospectus/Proxy Statement regarding the risks of investing in the Portfolios, please revise the disclosure to clarify that an investment in each of the Portfolios is not subject to the same principal and related risks, based on the disclosure in the Acquired Portfolio’s May 2011 prospectus. For example, a principal risk of investing in the Acquired Portfolio is Derivatives Risk, whereas Derivatives Risk is not a principal risk of investing in the Acquiring Portfolio.

Response: As a result of the Portfolios’ principal investment strategies being substantially aligned (see the response to Comment 3(c)(ii) above), an investment in either of the Portfolios is now subject to the same principal risks. Derivatives Risk was removed from the Acquired Portfolio’s prospectus on January 12, 2012, and such change is reflected in a supplement to the Acquired Portfolio’s prospectus filed with the SEC on January 12, 2012 (File No. 002-80751; Acc. No. 0001193125-12-010585). Accordingly, no changes to the disclosure have been made in response to this Comment.

(e) Comment: In Question 11 of the Prospectus/Proxy Statement regarding the federal income tax consequences of the Reorganization, please explain supplementally the basis for the statement that the Reorganization may be structured as either a tax-free or a taxable transaction and explain why one option might be chosen over the other. In addition, please disclose, if applicable, whether there are any differences in the effect on contract owners depending on whether the Reorganization is a tax-free or taxable transaction. Please also reconcile the statement with Part C and Exhibit 12 thereof, which suggests that a tax opinion will be issued in connection with the Reorganization.

Response: The disclosure in Question 11 has been revised to reflect that the Reorganization is expected to be a tax-free transaction.

The Prospectus/Proxy Statement states that, “[p]rovided that the Contracts qualify as life insurance or annuity contracts under Section 72 of the Code, the Reorganization will not be a taxable event for owners of Contracts, regardless of whether the Reorganization is tax-free or taxable. It is accordingly expected that owners of Contracts will recognize no taxable gain or loss as a result of the Reorganization.” Accordingly, the Trust does not expect there to be any differences in the effect on contract owners depending on whether the Reorganization is tax-free or taxable.

4.	Comment: With respect to the risks of investing in the Portfolios, please explain supplementally why deeming certain risks as “related risks” of investing in the Portfolios is appropriate.

Response: Form N-14 requires that the Trust discuss the principal risk factors of investing in the registrant but does not prohibit discussion of other risks associated with investing in the registrant. The Trust believes it is appropriate to provide additional risk information that shareholders may find helpful.

5.	Comment: In the section entitled “General Information—Information About Voting Instructions and the Conduct of the Meeting,” please provide more detail regarding how contract owners can vote, including a complete description of the revocation process.

Response: The following disclosure (in italics) has been added to the specified section:

If you wish to give voting instructions, you may submit the voting instruction form included with this Prospectus/Proxy Statement, vote via the Internet or by telephone by following the instructions that appear on the voting instruction form or attend the Meeting in person and provide your voting instructions to the relevant Insurance Company. See “Instructions for Executing Voting Instructions” included at the end of this Prospectus/Proxy Statement for information on how to execute the enclosed voting instruction form.

If an enclosed voting instruction form is completed, executed and returned, it may nevertheless be revoked at any time before the Meeting by mailing a written revocation or later voting instruction form to the Trust at 501 Boylston Street, Boston, Massachusetts 02116 or by re-voting by calling the Vote By Phone number provided on your voting instruction form or accessing www.proxy-direct.com. You may also attend the Meeting in person to revoke previously provided voting instructions and to provide new voting instructions.

6.	Comment: In the section entitled “General Information—Other Information—Outstanding Shares and Shareholders,” please disclose the total shares outstanding that are entitled to vote at the Meeting for both the Registrant and the Acquired Portfolio pursuant to Item 7(c)(3) of Form N-14.

Response: The requested change has been made. The disclosure has been revised to reflect that there are no outstanding shares of the Registrant that are entitled to vote at the Meeting.

7.	Comment: In the Statement of Additional Information (the “SAI”), please confirm that the SAI adequately incorporates by reference all relevant documents permitted or required by Instruction G of Form N-14. For example, the SAI does not appear to incorporate by reference the Acquired Portfolio’s SAI.

Response: The SAI incorporates by reference the Acquiring Portfolio’s current Statement of Additional Information, as supplemented, and the Portfolios’ financial statements from their respective annual shareholder reports, which, together with the other information included in the SAI, the Trust believes satisfies the disclosure requirements of Part B of Form N-14. Accordingly, no additional documents need to be incorporated by reference into the SAI.

8.	Comment: In Part C, please provide all applicable indemnification disclosure as required by Item 15 of Form N-14 rather than reference certain documents that may include indemnification provisions.

Response: The requested change has been made.

* * * * *

As requested, the Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs
Nathan D. Briggs

cc:	Michael P. Lawlor, Esq.
John Chilton, Esq.
John M. Loder, Esq.
Jeremy C. Smith, Esq.